SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2023

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On June 13, 2023, Nano Dimension Ltd. (the “Registrant”) issued a press release titled “Nano Dimension Reaffirms $18 Per Share All-Cash Tender Offer for Stratasys Shareholders to Receive Near-Term Value by Tendering Their Shares.” A copy of this press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein. On June 8, 2023, the Registrant issued a press release titled “Nano Dimension Highlights Advantages of Its $18.00 Cash Per Share Special Tender Offer for Stratasys vs. Other Alternatives.” A copy of this press release is furnished herewith as Exhibit 99.2 and incorporated by reference herein.

Exhibit No.
99.1	Press release issued by Nano Dimension Ltd. on June 13, 2023, titled “Nano Dimension Reaffirms $18 Per Share All-Cash Tender Offer for Stratasys Shareholders to Receive Near-Term Value by Tendering Their Shares.”
99.2	Press release issued by Nano Dimension Ltd. on June 8, 2023, titled “Nano Dimension Highlights Advantages of Its $18.00 Cash Per Share Special Tender Offer for Stratasys vs. Other Alternatives” (incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC by the Registrant on June 8, 2023).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: June 13, 2023	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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